UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____

**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) ____April 30, 2004_____

**Archer-Daniels-Midland Company**
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-44** | **41-0129150** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **4666 Faries Parkway** | |
|---|---|
| **Decatur, Illinois** | **62526** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code ___**(217) 424-5200**_____

**Item 7.**     **Financial Statements and Exhibits**.

(c) Exhibits     The following exhibit is furnished herewith:

    99.1     Press release dated April 30, 2004 announcing third quarter results.


**Item 12.**     **Results of Operations and Financial Condition.**

    On April 30, 2004, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results.  A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: April 30, 2004　　　　　　　By　/s/ David J. Smith
　　　　　　　　　　　　　　　　　　　David J. Smith
　　　　　　　　　　　　　　　　　　　Executive Vice President, Secretary and
　　　　　　　　　　　　　　　　　　　　General Counsel

# EXHIBIT INDEX

| Exhibit | Description |
|---------|-------------|
| 99.1 | Press Release dated April 30, 2004 |



**Archer Daniels Midland Company**
4666 Faries Parkway
Decatur, Il  62526

# News Release

**FOR IMMEDIATE RELEASE**                                                                 **April 30, 2004**

## ARCHER DANIELS MIDLAND REPORTS THIRD QUARTER RESULTS

**Decatur, IL — April 30, 2004 — Archer Daniels Midland (NYSE: ADM)**

► **Third quarter earnings per share increased 94% to $0.35 as compared to $0.18 last year.**
► **Segment Operating Profit increased to $502 million from $242 million last year.**
  - Oilseeds Processing earnings strengthened in North America and Asia.
  - Corn Processing results improved in all major product lines.
  - Wheat Processing profits increased as volumes stabilized and margins improved.
  - Agricultural Services continued its strong performance.
  - Other segment operations increased as Specialty Food and Feed Ingredients, Cocoa, and private equity investments continued to improve.

## ► Financial Highlights

(Amounts in thousands, except per share data and percentages)

|  | THREE MONTHS ENDED | | | NINE MONTHS ENDED | | |
|---|---|---|---|---|---|---|
|  | 3/31/04 | 3/31/03 | % CHANGE | 3/31/04 | 3/31/03 | % CHANGE |
| Net sales and other operating income | $ 9,309,019 | $ 7,908,530 | 18% | $ 26,465,425 | $ 22,659,807 | 17% |
| Segment operating profit | $ 501,708 | $ 242,370 | 107% | $ 1,293,394 | $ 779,685 | 66% |
| Net earnings | $ 226,769 | $ 116,805 | 94% | $ 597,771 | $ 356,125 | 68% |
| Earnings per share | $ .35 | $ .18 | 94% | $ .92 | $ .55 | 67% |
| Average number of shares outstanding | 648,565 | 645,445 | - | 646,844 | 646,574 | - |

> *"The strong results this past quarter demonstrate the strength and balance of ADM's global franchise and the solid performance of our management team in a challenging business environment."*
>
> G. Allen Andreas, Chairman and Chief Executive

**Discussion of Operations**
Net earnings for the quarter ended March 31, 2004 were $227 million, or $.35 per share, compared with $117 million, or $.18 per share, last year. Net earnings for the nine months ended March 31, 2004 were $598 million, or $.92 per share, compared to $356 million, or $.55 per share, last year.

Segment Operating profit increased $260 million to $502 million for the quarter and increased $513 million to $1.3 billion for the nine months as operating profit improvements were realized in all major segments. Oilseed Processing operating profits increased as earnings strengthened in North America and Asia. Lower net corn costs, combined with increased selling prices and volumes in all major corn product lines, resulted in improved operating profits of the Corn Processing segment. Wheat Processing operating profits increased as volumes stabilized and margins improved. Agricultural Services' balanced global grain origination and marketing system continued its strong performance resulting in improved operating profits. Strong demand for transportation also contributed to the earnings gain. Other segment operating profit increased as earnings of the Specialty Food and Feed Ingredients, Cocoa and private equity investments improved over prior year levels. Corporate expense increased $74 million to $163 million for the quarter and increased $135 million to $417 million for the nine months due primarily to LIFO inventory valuation charges of $99 million for the quarter and $160 million for the nine months. Last year's LIFO inventory valuation charges were $4 million for the quarter and $15 million for the nine months. The increased LIFO charges were partially offset by security transaction gains and interest received on the insurance-related lawsuit pertaining to the flood of 1993.

This year's results include asset abandonment charges of $12 million ($8 million after tax, equal to $.01 per share) for the quarter and $41 million ($26 million after tax, equal to $.04 per share) for the nine months.  This year's results for the quarter and nine months also include a $21 million ($13 million after tax, equal to $.02 per share) gain from an insurance-related lawsuit pertaining to the flood of 1993 and an $11 million ($7 million after tax, equal to $.01 per share) gain on securities transactions. Last year's results included a $3 million ($2 million after tax) gain for the quarter and a $28 million ($17 million after tax, equal to $.03 per share) gain for the nine months from partial settlements of the Company's claims related to vitamin antitrust litigation.  Last year's quarter and nine months results also included an $11 million ($7 million after tax, equal to $.01 per share) charge related to the Company's global settlement with the EPA and a $15 million ($10 million after tax, equal to $.02 per share) gain related to the sale of fixed assets.

**Conference Call Information**
Archer Daniels Midland will hold a conference call and audio Web cast to discuss third quarter results at 10:00 a.m. Central Daylight Savings Time on April 30, 2004. To listen by phone, dial 800-305-1078 or 703-871-3026, no access code is required. Digital replay of the call will be available for seven days beginning on April 30, 2004 approximately 2 hours after the call and ending on May 7, 2004 at 11:30 p.m. CDST. To access this replay, dial 888-266-2081 or 703-925-2533 and enter access code: 640649. To listen to a live broadcast via the Internet, please access the ADM Web site at http://www.admworld.com/eng/ir/financial.asp. A replay of the Web cast will be available for 10 days on the http://www.admworld.com Web site.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 270 processing plants and net sales for the fiscal year ended June 30, 2003 of $30.7 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

**Contacts:**

| | |
|---|---|
| Brian Peterson | Dwight Grimestad |
| Senior Vice President, Corporate Affairs | Vice President, Investor Relations |
| 217/424-5413 | 217/424-4586 |

**(Financial Tables Follow)**

**ARCHER DANIELS MIDLAND COMPANY**
**CONSOLIDATED STATEMENTS OF EARNINGS**
(unaudited)

| | Three months ended March 31, | | Nine months ended March 31, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | (in thousands, except per share amounts) | | | |
| Net sales and other operating income | $ 9,309,019 | $ 7,908,530 | $ 26,465,425 | $ 22,659,807 |
| Cost of products sold | 8,722,000 | 7,494,182 | 24,820,358 | 21,334,589 |
| Gross profit | 587,019 | 414,348 | 1,645,067 | 1,325,218 |
| Selling, general and administrative expenses | 251,701 | 231,225 | 749,138 | 693,567 |
| Other expense (income) – net | (3,143) | 29,392 | 19,785 | 133,574 |
| Earnings before income taxes | 338,461 | 153,731 | 876,144 | 498,077 |
| Income taxes | 111,692 | 36,926 | 278,373 | 141,952 |
| Net earnings | $ 226,769 | $ 116,805 | $ 597,771 | $ 356,125 |
| Basic and diluted earnings per common share | $ .35 | $ .18 | $ .92 | $ .55 |
| Average number of shares outstanding | 648,565 | 645,445 | 646,844 | 646,574 |
| | | | | |
| Other expense (income) – net consists of: | | | | |
| Interest expense | $ 86,856 | $ 93,305 | $ 259,849 | $ 273,118 |
| Investment income | (35,775) | (29,650) | (89,524) | (92,418) |
| Net (gain) loss on marketable securities Transactions | (10,677) | - | (11,697) | 2,704 |
| Equity in (earnings) losses of Unconsolidated affiliates | (44,804) | (19,073) | (141,453) | (29,655) |
| Other – net | 1,257 | (15,190) | 2,610 | (20,175) |
| | $ (3,143) | $ 29,392 | $ 19,785 | $ 133,574 |
| | | | | |
| Operating profit by segment is as follows: | | | | |
| Oilseeds Processing [1] | $ 117,510 | $ 75,379 | $ 306,223 | $ 254,477 |
| Corn Processing [1] [2] | 160,028 | 88,787 | 382,201 | 244,043 |
| Wheat Processing | 9,664 | 6,437 | 59,436 | 45,143 |
| Agricultural Services [1] [2] | 55,827 | 3,526 | 205,011 | 78,598 |
| Other [1] [3] | 158,679 | 68,241 | 340,523 | 157,424 |
| Total segment operating profit | 501,708 | 242,370 | 1,293,394 | 779,685 |
| Corporate [1] [2] [4] | (163,247) | (88,639) | (417,250) | (281,608) |
| Earnings before income taxes | $ 338,461 | $ 153,731 | $ 876,144 | $ 498,077 |

[1] Fiscal 2004 third quarter results include a charge for abandonment and write down of long lived assets of: Oilseeds Processing ($3 million), Corn Processing ($1 million), and Other ($8 million). Fiscal 2004 nine month results include a charge for abandonment and write down of long lived assets of: Oilseeds Processing ($3 million), Corn Processing ($1 million), Agricultural Services ($5 million), Other ($18 million), and Corporate ($14 million).

[2] Fiscal 2004 third quarter and nine month results include a gain from an insurance-related lawsuit of: Corn Processing ($15 million), Agricultural Services ($2 million), and Corporate ($4 million).

[3] Fiscal 2003 quarter and nine month results include partial settlements of the Company's claims related to vitamin antitrust litigation of $3 million and $28 million, respectively.

[4] Fiscal 2003 quarter and nine month results include a $11 million charge related to the Company's global settlement with the EPA and a gain of $15 million related to the sale of fixed assets.

**April 30, 2004**

**ARCHER DANIELS MIDLAND COMPANY**
**SUMMARY OF FINANCIAL CONDITION**
(unaudited)

|  | March 31, 2004 | June 30, 2003 |
|---|---|---|
|  | (in thousands) | |
| **NET INVESTMENT IN** | | |
| Working capital | $ 6,940,828 | $ 4,584,756 |
| Property, plant and equipment | 5,245,672 | 5,468,716 |
| Investments in and advances to affiliates | 1,847,762 | 1,763,453 |
| Long-term marketable securities | 1,095,143 | 818,016 |
| Other non current assets | 775,745 | 710,837 |
|  | $ 15,905,150 | $ 13,345,778 |
|  | | |
| **FINANCED BY** | | |
| Short-term debt | $ 2,798,512 | $ 1,279,483 |
| Long-term debt, including current maturites | 3,888,615 | 3,903,175 |
| Deferred liabilities | 1,334,449 | 1,093,923 |
| Shareholders' equity | 7,883,574 | 7,069,197 |
|  | $ 15,905,150 | $ 13,345,778 |

**SUMMARY OF CASH FLOWS**
(unaudited)

|  | Nine Months Ended March 31 | |
|---|---|---|
|  | 2004 | 2003 |
|  | (in thousands) | |
| Operating activities | | |
| Net earnings | $ 597,771 | $ 356,125 |
| Depreciation | 513,293 | 471,597 |
| Asset abandonments | 40,184 | - |
| Other | 99,987 | 131,750 |
| Changes in operating assets and liabilities | (2,149,876) | (614,789) |
| Total Operating Activities | (898,641) | 344,683 |
| Investing Activities | | |
| Purchases of property, plant and equipment | (365,752) | (324,484) |
| Net assets of businesses acquired | (53,616) | (483,519) |
| Other investing activities | (23,705) | (130,426) |
| Total Investing Activities | (443,073) | (938,429) |
| Financing Activities | | |
| Long-term borrowings | 2,646 | 517,057 |
| Long-term debt payments | (26,731) | (34,287) |
| Net borrowings (payments) under lines of credit | 1,510,532 | 610,665 |
| Purchases of treasury stock | (4,083) | (96,780) |
| Cash dividends | (126,615) | (116,756) |
| Other | 26,021 | 1,117 |
| Total Financing Activities | 1,381,770 | 881,016 |
| Increase in cash and cash equivalents | 40,056 | 287,270 |
| Cash and cash equivalents beginning of period | 764,959 | 526,115 |
| Cash and cash equivalents end of period | $ 805,015 | $ 813,385 |